  UNITED STATES

  SECURITIES AND EXCHANGE
COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bright Scholar Education Holdings Limited

(Name of Issuer)

Class A Ordinary Shares par value of $0.00001 per share

Class B Ordinary Shares par value of $0.00001 per share

(Title of Class of Securities)

109199109**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 109199109 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents one Class A Ordinary Share. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 109199109
1.	Names of Reporting Persons. Junli He
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,209,934 Class A Ordinary Shares (See Item 4) 4,000,000 Class B Ordinary Shares (See Item 4)
	6.	Shared Voting Power 2,100,000 Class B Ordinary Shares (See Item 4)
	7.	Sole Dispositive Power 1,209,934 Class A Ordinary Shares (See Item 4) 4,000,000 Class B Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 2,100,000 Class B Ordinary Shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,934 Class A Ordinary Shares (See Item 4) 6,100,000 Class B Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7% of Class A Ordinary Shares (See Item 4) 6.5% of Class B Ordinary Shares (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 109199109
1.	Names of Reporting Persons. Wilmington Trust Company as Trustee of The JAMHE Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization 1100 N. Market Street, Wilmington, DE 19890, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,100,000 Class B Ordinary Shares (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,100,000 Class B Ordinary Shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000 Class B Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% of Class B Ordinary Shares (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer: Bright Scholar Education Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices: No.1, Country Garden Road Beijiao Town, Shunde District, Foshan, Guangdong 528300 The People’s Republic of China

Item 2(a).	Name of Person Filing: Junli He The JAMHE Trust (the “Trust”) Wilmington Trust Company (the “Trustee”)

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Junli He

c/o Bright Scholar Education Holdings Limited

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

The JAMHE Trust

1100 N. Market Street

Wilmington, DE 19890

United States of America

Wilmington Trust Company

1100 N. Market Street

Wilmington, DE 19890

United States of America

Item 2(c).

Citizenship:

Mr. Junli He is a U.S. citizen. The place of organization of the Trustee is 1100 N. Market Street, Wilmington, DE 19890, United States of America. The Trust is established under the laws of Delaware, United States of America.

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”)

Class B ordinary shares, par value US$0.00001 per share (the “Class B Ordinary Shares”)

Item 2(e).

CUSIP No.:

109199109

CUSIP number 109199109 has been assigned to the ADSs of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents one Class A Ordinary Share. No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A and Class B Ordinary Shares by each of the reporting persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Junli He	1,209,934 Class A Ordinary Shares (2)	4.7% (6)	1,209,934 Class A Ordinary Shares (2)	2,100,000 Class B Ordinary Shares (5)	1,209,934 Class A Ordinary Shares (2)	2,100,000 Class B Ordinary Shares (5)
	6,100,000 Class B Ordinary Shares (3)	6.5% (6)	4,000,000 Class B Ordinary Shares (4)		4,000,000 Class B Ordinary Shares (4)

Wilmington Trust Company as Trustee of The JAMHE Trust	2,100,000 Class B Ordinary Shares	2.2% (6)	0	2,100,000 Class B Ordinary Shares	0	2,100,000 Class B Ordinary Shares

(1)   The percentage of the class of securities beneficially owned by each reporting person is calculated based on 25,695,274 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of December 15, 2020 as disclosed in the Issuer’s annual report on Form 20-F filed on December 23, 2020.

(2)   Includes 199,934 Class A Ordinary Shares in the form of ADSs and 1,010,000 Class A Ordinary Shares directly held by Mr. Junli He.

(3)   Includes 4,000,000 Class B Ordinary Shares directly held by Mr. Junli He and 2,100,000 Class B Ordinary Shares held in Wilmington Trust Company as Trustee of The JAMHE Trust, which is an irrevocable discretionary trust established by Mr. Junli He.

(4)   Includes 4,000,000 Class B Ordinary Shares directly held by Mr. Junli He.

(5)   Includes 2,100,000 Class B Ordinary Shares held in Wilmington Trust Company as Trustee of The JAMHE Trust, which is an irrevocable discretionary trust established by Mr. Junli He.

(6)  The 1,209,934 Class A Ordinary Shares and 6,100,000 Class B Ordinary Shares held by the reporting persons represent 6.1% of the Issuer’s outstanding ordinary shares as a single class, being the sum of 25,695,274 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of December 15, 2020 as disclosed in the Issuer’s annual report on Form 20-F filed on December 23, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to twenty votes and is convertible into one Class A Ordinary Share.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2021

WILMINGTON TRUST COMPANY AS TRUSTEE OF THE JAMHE TRUST

By:	/s/ Sharon A. Atherholt
Name:	Sharon A. Atherholt
Title:	Vice President

JUNLI HE

By:	/s/ Junli He

LIST OF EXHIBITS

Exhibit 99.1* — Joint Filing Agreement, dated January 21, 2020, by and among the Reporting Persons

* Previously filed